						Exhibit 12.1

NASH FINCH COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended					12 Weeks Ended
	Dec.30,	Dec.29,	Jan.3,	Jan.2,	Jan.1,	Mar. 27,	Mar. 26,
(In thousands, except ratios)	2006	2007	2009	2010	2011	2010	2011

Fixed Charges:
Interest expense on	$30,840	28,088	26,466	24,372	23,403	5,258	5,459
Indebtedness

Rent expense (1/3 of total	9,966	9,057	9,496	10,318	9,728	2,401	2,071
rent expense)

Total fixed charges	$40,806	37,145	35,962	34,690	33,131	7,659	7,530

Earnings:
Income (loss) before	$(21,689)	53,015	53,791	23,750	72,126	13,330	12,370
provision for income taxes

Fixed charges	40,806	37,145	35,962	34,690	33,131	7,659	7,530

Total earnings	$19,117	90,160	89,753	58,440	105,257	20,989	19,900

Ratio	0.47x	2.43x	2.50x	1.68x	3.18x	2.74x	2.64x